September 6, 2011
Mr. Edwin Kim
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	SMSA Treemont Acquisition Corp. Amendment No. 1 to Form 8-K Filed on July 20, 2011 File No. 000-54096
Dear Mr. Kim:
We thank the Staff for its comment letter of August 16, 2011 relating to the Amendment No. 1 to Form 8-K filed on July 20, 2011. We are herewith submitting our response to the issues raised by the Staff’s comment letter and filing Amendment No. 2 to the above referenced Amendment No. 1 to Form 8-K (“Amendment No. 2”).
For your convenience of reference, we have repeated below, verbatim, the Staff’s comments addressed in this letter (numbered as numbered in the Staff’s comment letter) which are followed by our responses.
General
1.	Please provide page numbers for any amendments to your current report.
The page numbers that correspond to the amendments to Amendment No. 2 are provided in this response letter.
2.	We note your response to comment two of our letter dated June 22, 2011 and we reissue it. Your revised disclosure should clarify, for example, the circumstances of Mr. Xu becoming the operating entity’s sole shareholder. We note, in this regard, that you also refer to Mr. Xu as “the majority shareholder of Xiangrui prior to the exchange.” As other non-exclusive examples,
The reference to Mr. Xu as the “majority shareholder” of Xiangrui has been amended to read the “sole shareholder” of Xiangrui under the following sections of Amendment No. 2: (1) the section entitled Option Agreements on page 7; and (2) the section entitled Government Approvals and Regulations — SAFE Requirements for Option Holders on page 11.

•	It is unclear why you first mention corn refinery under VIE Arrangements and not when you first discuss the operating company;
The requested disclosure has been amended under the section entitled Background and History of Shandong Xiangrui on page 5 of Amendment No. 2.
•	It is unclear what your business was at the time of the of name change to “Shandong Xiangrui Pharmacy Co., Ltd.” and at the time of the December 20, 2008 share exchange;
Shandong Xiangrui has always operated in the corn refinery industry.
The requested disclosure has been amended under the section entitled Background and History of Shandong Xiangrui on page 5 of Amendment No. 2.
•	It is unclear who your founders were, what relationship Mr. Xu has with you other than as a shareholder, and whether your business had been principally conducted by Ruixing Group and the other affiliated entities before being split off into Shandong Xiangrui; and
The requested disclosure has been amended under the section entitled Background and History of Xiangrui and the WFOE on page 4 of Amendment No. 2.
Shandong Xiangrui was established as an independent limited liability company. At no point was it a department or subordinated entity of Ruixing Group or any of the other affiliated entities.
•	It is unclear what the material terms were for any such arrangements to split off or otherwise establish your business from inside Ruixing and other affiliates. Please revise accordingly.
Shandong Xiangrui was established as an independent limited liability company. At no point was it a department or subordinated entity of Ruixing Group or any of the other affiliated entities.
3.	We note your response to comment three of our letter dated June 22, 2011. Please revise the background disclosure to summarize the substance of your response.
The requested language has been added as the new third paragraph to the section entitled Our Corporate History on page 4 of Amendment No. 2.

4.	We note your response to comments five and six of our letter dated June 22, 2011 and disclosure that Shandong Xiangrui must “appoint directors and senior management of Shandong Xiangrui according to the WFOE’s recommendations” and that “the WFOE’s designee may attend shareholder meetings and execute resolutions...” It is unclear why you do not describe the management and ownership structure of WFOE. It appears that Yisheng Management and Consulting directs the day to day operations and oversees the operating entity’s management. It is unclear if WFOE’s own management structure exactly mirrors that of Shandong Xiangrui or is separate and distinct beyond the existence of a designee. In this regard, please revise to identify the current designee or explain when one will be designated.
The language describing the management and ownership structure of the WFOE has been added to the section entitled Background and History of Xiangrui and the WFOE on page 4 of Amendment No. 2.
Please also refer to our revised disclosure under the last paragraph of the section entitled VIE Arrangements on page 7 of Amendment No. 2.
The WFOE will designate a designee to Shandong Xiangrui in December 2011. The Company has not yet determined who the designee will be.
5.	Additionally, please revise to address potential conflicts of interest and the extent to which the interests of the registrant and WFOE may not be aligned with the interests of the PRC operating entities and their affiliates. Please refer to comment 38 of our letter dated June 22, 2011.
The requested language has been added to the section entitled Risks Related to Our Corporate Structure on pages 24 — 26 of Amendment No. 2.
Our Corporate History, page 3
6.	Please revise to disclose the amount of the transfer fee identified under Management Fee Payment Agreement.
The revised disclosure has been made under the section entitled Management Fee Payment Agreement on page 6 of Amendment No. 2.
The exact amount of the transfer fee has not yet been determined because the WFOE has not yet exercised its right to purchase the equity interests in Shandong Xiangrui from the Shandong Xiangrui shareholders. When the purchase right is exercised, the transfer fee payable by the WFOE to the Shandong Xiangrui shareholders shall not be significantly lower than the value of the net assets of Shandong Xiangrui, as determined by an appraiser. When the transfer fee is paid to the Shandong Xiangrui shareholders, the Shandong Xiangrui shareholders will pay a management fee in the same amount as the transfer fee to the WFOE for management services provided under the Management Fee Payment Agreement.
7.	Please revise to clarify the business purpose for Mr. Chongxin Xu’s involvement with the Company. Your revised disclosure indicates that Mr. Xu has no relationships with any members of the Company’s management or affiliates, but if the option agreements are exercised he will only receive $20,000 for his 93% stake in the Company. Please revise accordingly.

The requested disclosure has been revised under the section entitled Background and History of Shandong Xiangrui on page 5 of Amendment No. 2.
8.	We note your response to comments nine and 41 and revised disclosure referring the reader to “Our Corporate History” for details of the relationships. However, the corporate history and other disclosures do not identify all of the agreements or arrangements or disclose their material terms. Revise Transactions with Related Persons to identify all related person transactions, the bases on which the persons are related, and the other disclosures required by Item 404(a) of Regulation S-K.
The requested disclosure has been revised under the section entitled Transactions with Related Persons and Director Independence on page 43 of Amendment No. 2.
9.	In this regard, it is unclear why you do not discuss the land and vehicle leases with Runyin, the patent and trademark agreements with Ruixing and other arrangements that appear to be with related persons. Please revise accordingly.
On January 1, 2009 Shandong Xiangrui entered into a Transportation Vehicle Lease Agreement with Runyin Bio-chemical. Under this agreement, Shandong Xiangrui rents vehicles from Runyin Bio-chemical for a monthly fee based on the number of vehicles rented and the kilometer usage. The rent for each vehicle is RMB 100 per vehicle ($15) and RMB 1 ($.15) per kilometer for each day of use. As of the date of Amendment No. 2, Shandong Xiangrui has not made any payment to Runyin Bio-chemical for vehicle rental nor booked any payables because the amount involved is insignificant.
The requested disclosure regarding the land, patent and trademark agreements has been revised under the section entitled Transactions with Related Persons and Director Independence on page 43 of Amendment No. 2.
10.	We note your response to prior comments 10 and 18. Please revise to indicate whether or not you have registered, filed or otherwise received approval from necessary authorities for the principal arrangements through which you exercise control over the PRC operating entities.
The requested language has been added to the section entitled Government Approvals and Regulations — Regulations of Variable Interest Entities on page 11 of Amendment No. 2.
Description of Business, page 3
11.	We note your response to comment 16 of our letter dated June 22, 2011. It appears that you spent 12,480 hours on research and development. It is unclear if you mean, for example, that you paid for or received 12,480 hours in man-hours from your research staff or if your $30,000 in total R&D costs include such labor costs. Please revise or advise.

The requested language has been added to the section entitled Research and Development on page 9 of Amendment No. 2.
Risk Factors, page 8
12.	Based on your response to our prior comments 19-24 regarding the preparation of your financial statements and management’s assessment of your internal control over financial reporting, please revise your risk factors to describe those factors that impact your ability to prepare financial statements and maintain your books and records in U.S. GAAP. These factors would include the fact that your books and records are maintained and prepared in PRC GAAP and the employees who have primary responsibilities of preparing and supervising the preparation of the financial statements under U.S. GAAP have limited knowledge of and professional experience with U.S. GAAP and SEC rules and regulations. In addition, please confirm to us that you will evaluate these factors in the future in concluding on the effectiveness of disclosure controls and procedures under Item 307 of Regulation S-K and internal control over financial reporting under Item 308 of Regulation S-K, as applicable.
The requested language has been added to the section entitled Risk Factors — Our employees who have the primary responsibility of preparing and supervising the preparation of our financial statements have limited knowledge of and professional experience with U.S. GAAP and SEC rules and regulations. These rules and regulations can be complex and the compliance obligations burdensome. on page 19 of Amendment No. 2.
We hereby confirm to the staff that we are taking appropriate measures to increase our level of experience with U.S. GAAP and SEC rules and regulations. We confirm that, in the future, when concluding on the effectiveness of disclosure controls and procedures under Item 307 of Regulation S-K and internal control over financial reporting under Item 308 of Regulation S-K, we will evaluate factors which include the fact that our books and records are maintained and prepared in PRC GAAP and the employees who have primary responsibilities of preparing and supervising the preparation of our financial statements under U.S. GAAP have limited knowledge of and professional experience with U.S. GAAP and SEC rules and regulations.
Management’s Discussion and Analysis and Plan of Operation, page 21
13.	Please revise to provide disclosures required by Item 303(a)(3)(ii) of Regulation S-K. These disclosures would include any known trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations. In this connection, discuss the trends related to demand and pricing of your glucose and corn starch outputs as well as your corn input.

The requested disclosure has been made under the section entitled Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview on page 28 of Amendment No. 2.
Critical Accounting Policies
14.	We reviewed your response to our prior comment 25, noting the addition of a policy related to variable interest entities. Your response did not address our comment in its entirety, thus the comment will be partially reissued. Please revise your disclosures to address the existence of highly material estimates or assumptions and how these matters may affect your financial statements (e.g. inventory valuation, notes and accounts receivable, etc.). Your disclosure should discuss the judgments and uncertainties that affect the application of your critical accounting policies and the likelihood that materially different amounts could be reported under different conditions or using different assumptions. These disclosures should supplement, but not duplicate, your disclosures in Note 2 to your audited financial statements. Please see SEC release No.33-8350 at http://www.sec.gov/rules/interp/33-8350.htm.
The requested disclosure has been made under the section entitled Critical Accounting Policies — Notes and Accounts Receivable and Inventories on page 31 of Amendment No. 2.
Variable Interest Entities
15.	Please revise to include a description of risks and uncertainties related to the enforceability of the contractual arrangements and the circumstances that could result in de-consolidation of the VIE (e.g. registration of equity pledge agreements, etc.).
The requested language has been added to the following two sections of Amendment No. 2: (1) Government Approvals and Regulations — Regulations of Variable Interest Entities on page 11 of Amendment No. 2.; and (2) Risk Factors — Risks Related to Our Corporate Structure — The PRC government may determine that the VIE Agreements are not in compliance with applicable PRC laws, rules and regulations on page 25 of Amendment No. 2.

Results of Operations
16.	We reviewed your revised disclosure in response to our prior comment 27. Your revisions did not address our comment in its entirety, thus the comment will be reissued. Please revise the analysis of your operating results for each period presented to describe and quantify underlying material activities that generated income statement variances between periods. For example, (i) provide additional detail regarding the underlying factors that contributed to your growth in sales (i.e. drivers of the increase in price and volume) and (ii) revise to disclosure the factors that contributed to the decrease in cost of sales as a percentage of revenue by product line. Please ensure you also revise to include a substantive discussion of your interim period.
The requested language has been added under the section entitled Management’s Discussion and Analysis of Financial Condition and Results of Operations -Results of Operations on page 32 of Amendment No. 2.
Liquidity and Capital Resources, page 28
17.	We note your response to comment 31 of our letter dated June 22, 2011, and we reissue it in part. Please revise to clarify how you will fund your $12 million expansion of your production facilities. Your current disclosure indicates it will be funded out of operating cash flow. However, it does not appear you generate sufficient cash to fund this project.
The requested disclosure has been made under the section entitled Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview on page 28 of Amendment No. 2.
18.	Please revise to identify “the banks” and “a bank” under Investing Activities. Also, please clarify, in quantitative and qualitative terms, “the proceeds from loans” identified in the first paragraph of this section.
The requested disclosure has been made under the section entitled Management’s Discussion and Analysis of Financial Condition and Results of Operations — Investing Activities on page 35 of Amendment No. 2.
Description of Property, page 30
19.	We note your response to comment 32 of our letter dated June 22, 2011, and we reissue it. Please revise this section to discuss the suitability and adequacy of your existing production facilities and your plans to triple your production capacity. You should also discuss your anticipated capital expenditures of $12 million, the extent to which the planned expansion requires material capital expenditures included or not included in the $12 million, and any material changes to the nature of your principal production facilities anticipated as a result of the expansion.
The requested disclosure has been made under the section entitled Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview on page 28 of Amendment No. 2.

The requested disclosure has been made under the section entitled Description of Property - Factories on page 37 of Amendment No. 2.
Security Ownership of Certain Beneficial Owners and Management, page 31
Directors and Executive Officers, page 31
20.	We note your response to comment 37 of our letter dated June 22, 2011. Please revise here or Business as appropriate to summarize the extent to which you and the affiliated entities share office space, facilities, employees, general and administrative expenses, and so forth.
The requested disclosure has been made to the last paragraph of the section entitled Our Corporate History — Background and History of the Affiliated Companies on page 5 of Amendment No. 2.
Transactions with Related Persons and Director Independence, page 34
21.	Please revise this section to provide amounts converted into U.S. dollars in addition to the actual RMB amounts involved in these related party transactions.
The disclosure under the section entitled Transactions with Related Persons and Director Independence on page 43 of Amendment No. 2 has been amended to include amounts converted into U.S. dollars in addition to the actual RMB amounts involved in the related party transactions.
22.	It appears that you removed a substantial amount of related party transactions from your amended Form 8-K, including your supply agreements, sales agreements, intellectual property licensing agreements, and a consulting agreement. Please advise us why you removed each transaction. It is also unclear to what extent you are relying on Instruction 7(a) of Item 404(a).
The disclosure regarding the intellectual property licensing agreements has been added to the section entitled Transactions with Related Persons and Director Independence on page 43 of Amendment No. 2.
The disclosure regarding the four utilities contracts, listed as Exhibits 10.40, 10.41, 10.43 and 10.44 to Amendment No. 2, has been added to the section entitled Transactions with Related Persons and Director Independence on page 43 of Amendment No. 2.
The disclosure regarding the auxiliary purchase contract, listed as Exhibit 10.42 of Amendment No. 2, has been added to the section entitled Transactions with Related Persons and Director Independence on page 43 of Amendment No. 2.

The four corn kernels purchase agreements, listed as Exhibits 10.23 — 10.26 to Amendment No. 2, where entered into by and between our operating entity Shandong Xiangrui and unrelated third parties in the ordinary course of business. Therefore, these agreements are not disclosable as related party transactions.
The Contract of Offering Technology Design, Key Equipments, Materials and Technical Service for Effluent Disposal Project, listed as Exhibit 10.22 to Amendment No. 2, was entered into by and between our operating entity Shandong Xiangrui and with Park Environment Protection Technology (Shanghai) Co., Ltd., or Park Technology. Park Technology is an unrelated third party. Therefore this agreement is not disclosable as a related party transaction.
On December 29, 2010, Rural Cooperative Bank of Dongping County extended a RMB 10 million ($1.6 million) loan to Shandong Xiangrui from December 29, 2010 to December 8, 2012, at an interest rate of 11.62%. This agreement is listed as Exhibit 10.11 to Amendment No. 2. Shandong Dongshan Group (an unrelated party) provided the guarantee for this loan. Therefore this agreement is not disclosable as a related party transaction.
On March 15, 2011, Rural Cooperative Bank of Dongping County extended a RMB 5 million ($0.8 million) one year loan to Shandong Xiangrui at the interest rate of 6.06%. This agreement is listed as Exhibit 10.12 to Amendment No. 2. Shandong Guangda Sun & Moon Grease Co., Ltd. (an unrelated party) provided the guarantee for this loan. Therefore this agreement is not disclosable as a related party transaction.
On March 16, 2011, Rural Cooperative Bank of Dongping County extended a RMB 5 million ($0.8 million) one year loan to Shandong Xiangrui at the interest rate of 6.06%. This agreement is listed as Exhibit 10.13 to Amendment No. 2. Shandong Guangda Sun & Moon Grease Co., Ltd. (an unrelated party) provided the guarantee for this loan. Therefore this agreement is not disclosable as a related party transaction.
Shandong Dongshan Group and Shandong Guangda Sun & Moon Grease, are not related parties, however they have provided guarantees to the three loans stipulated above. These two companies provide guarantees for Shandong Xiangrui in goodwill. Shandong Xiangrui, in return for such goodwill, may provide guarantees for these companies when they take out loans, however such arrangement is non-binding.
23.	We note your response to comment 41 of our letter dated June 22, 2011. Please revise to provide the details required by Item 404(a)(5) for each of the related party credit agreements that are guaranteed by an affiliate of the Company or its management.
The disclosure required by Item 404(a)(5) for each related party credit agreement that is guaranteed by an affiliate of the Company or its management has been added to the section entitled Transactions with Related Persons and Director Independence on page 43 of Amendment No. 2.

24.	We note your response to comment 42 of our letter dated June 22, 2011, and we reissue it. Please ensure all relevant related party transactions listed in your financial statements are included with your Item 404(a) disclosures, as appropriate.
All related party transactions listed in our financial statements have been added to the disclosure to the section entitled Transactions with Related Persons and Director Independence on page 43 of Amendment No. 2.
Financial Statements
Statements of Income, page F-5
25.	We reviewed your response to our prior comment 55. Your response did not address our comment, thus the comment will be reissued. Please revise to present earnings per share data on the face of your statements of operations for all periods presented. Refer to FASB ASC 260-10-45.
The date of the December 31, 2010 auditors’ report is March 22, 2011 with the reporting entity as Shandong Xiangrui, which does not reflect the reverse acquisition that took place on May 13, 2011. Shandong Xiangrui is a limited liability entity with paid-in capital of RMB 2,416,480 rather than share capital, as such, earnings per share is not applicable in the December 31, 2010 financial statements as presented. However, the earnings per share information is presented in the Pro Forma financial statement filed in Amendment No. 1 and filed again in Amendment No. 2.
16. Related Party Transactions, page F-20
26.	Please revise to clarify how the terms of such transactions are determined (i.e. market rates, etc.).
The revised information has been made to: (1) the footnotes on page 24 of the unaudited condensed financial statements for the six-month period ended June 30, 2011, (2) the footnotes on page 18 of the unaudited condensed financial statements for the period ended March 31, 2011, and (3) the footnotes on page F-21 of the financial statements for the years ended December 31, 2010 and 2009, as attached to Amendment No. 2.
27.	Please revise to disclose the terms and conditions of amounts due to/from related parties (i.e. term, interest rate, etc.).
The revised information has been made to: (1) the footnotes on page 24 of the unaudited condensed financial statements for the six-month period ended June 30, 2011, (2) the footnotes on page 18 of the unaudited condensed financial statements for the period ended March 31, 2011, and (3) the footnotes on page F-21 of the financial statements for the years ended December 31, 2010 and 2009, as attached to Amendment No. 2.

18. Segment and Geographic Information, page F-22
28.	We read your response to our prior comment 60. We note your disclosure that cornstarch and glucose production are not individually assessed when your chief operating decision maker reviews the operation results and make resources allocation and that you do not prepare separate financial information for cornstarch and glucose production. This disclosure does not appear to be consistent with the disclosure provided in your statements of operations and related discussion that include separate financial information including different gross profit margins for cornstarch and glucose. As such, tell us how you considered these facts in your apparent conclusion that these two segments should be aggregated into one reporting segment. Refer to FASB ASC 280-10-50-11 and 55-7A to 55-7C and provide us with a thorough analysis.
The requested disclosure has been made to the section entitled Segment and Geographic Information on: (1) page 26 of the unaudited condensed financial statements for the six-month period ended June 30, 2011, (2) page 19 of the unaudited condensed financial statements for the period ended March 31, 2011, and (3) page F-23 of the financial statements for the years ended December 31, 2010 and 2009, as attached to Amendment No. 2.
Unaudited Pro Forma Financial Information
General
29.	We note you have included pro forma financial information for the year ended December 31, 2009. Please tell us why this information is presented or revise to remove it.
The 2009 Pro Forma financial statements have been removed.
Exhibits
30.	We note your response to comment 46 of our letter dated June 22, 2011, and we reissue it in part. Please advise us whether Exhibits 10.27 through 10.36 (filed originally as Exhibits 10.33 through 10.42 with the Form 8-K filed on May 16, 2011) are filed as actual exhibits in executed form or are partially translated from the original foreign language documents.

Exhibits 10.27 through 10.36 of Amendment No. 1 to Form 8-K (filed originally as Exhibits 10.33 through 10.42 with the Form 8-K filed on May 16, 2011) are filed as actual exhibits in executed form.
31.	We note the references under Land Use Rights to grants through 2056 and 2051, and to the lease for a plant in Ruixing Industry Park. Please file the agreements under Item 601(b)(10)(ii)(D) of Regulation S-K or advise.
The lease for the plant in Ruixing Industry Park has been filed as the new Exhibit 10.38 to Amendment No. 2.
We were granted land use rights from the PRC government for two plots of land for industrial use with 123,820 and 43,249 square meters, respectively, located at Pengji Town, Dongping County, Shandong Province, China. The land use rights for these two plots of land are evidenced by land use rights certificates. There are no related agreements or contracts with the PRC government with respect to these two plots of land that would require filing under Item 601(b)(10)(ii)(D) of Regulation S-K.
Form 10-Q for Quarter Ended June 30, 2011
General
32.	Please revise your Form 10-Q, as necessary, to comply with our comments above on your Form 8-K.
The Form 10-Q has been revised to comply with the Staff’s comments above on the Form 8-K.
Financial Statements
33.	Considering the significant equity transactions during the quarter, please revise to present a statement of shareholder’s equity.
The requested disclosure, which is illustrated below for your reference, has been made on page 6 and page 10 of the financial statements for the six-month period ended June 30, 2011.

The following table illustrates the equity transactions of the Company during the six months period ended 30 June 2011:

	Common Stock
	Shares	Amount(US$)
Shares issued as of 31 December 2010	530,615	531
New shares issued	400,000	400
Recapitalization for reverse acquisition	12,363,885	12,364

Balance as at 30 June 2011	13,294,500	13,295

We appreciate your prompt review of this response letter and are available at your convenience to discuss any further comments that you may have in response to this letter and/or Amendment No. 2. SMSA Treemont Acquisition Corp. (the “Company”) hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Guo Wang
Chief Executive Officer

cc: Wencai Pan (Chief Financial Officer)